Mark C. Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

____________

Via EDGAR and United Parcel Service

Susan Block

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enerpulse Technologies, Inc.

Registration Statement on Form S-1

Filed September 30, 2013

File No. 333-191471

Dear Ms. Block:

On behalf of Enerpulse Technologies, Inc. (the “Company”), we are responding to the comments in the letter from the Staff dated October 25, 2013, relating to the Company’s Registration Statement on Form S-1 filed on September 30, 2013 (the “Initial S-1”). We are including a courtesy marked copy of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended S-1”) indicating the changes made thereon from the Initial S-1 filed with the Commission.

The responses below have been numbered to correspond with the comments in your October 25, 2013 letter.

General

1.	We note that we have issued comments in a letter dated October 8, 2013 regarding your Form 8-K current report originally filed on September 10, 2013. Once all of the comments we issue on the Form 8-K have been addressed please make conforming changes to the registration statement on Form S-1 based on any applicable comments. Please note that these conforming changes need to be done prior to the effectiveness of this Form S-1.

Company Response 1:

The Company respectfully informs the Staff that it has revised the Initial S-1 to reflect these conforming changes.

Securities and Exchange Commission

Division of Corporate Finance

______________

2.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•	Disclose that you are an emerging growth company;

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Company Response 2:

The Company respectfully informs the Staff that the Initial S-1 has been revised to include the requested information. Please see the outside cover page and pages 12 and 23 of the Amended S-1.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Securities and Exchange Commission

Division of Corporate Finance

______________

Company Response 3:

The Company respectfully informs the Staff that no such written communications have been presented to potential investors and no such research reports have been published or distributed. If any such materials are presented, published or distributed after the date of this letter, the Company shall supplementally provide them to the Staff.

Registration Statement Cover Page

4.	We note that there is a footnote (3) to the registration fee table but that there is no corresponding information in the table marked “(3).” Please revise to clarify what footnote (3) is referring to.

Company Response 4:

The Company respectfully informs the Staff that the Initial S-1 has been revised to address the above comment. Please see the Registration Statement cover page of the Amended S-1.

Outside Cover Page of Prospectus

5.	Please state the offering price for the Freepoint Shares, Freepoint Warrant Shares, and Underwriter Resale Warrant Shares. In this regard we note the last paragraph under “Determination of Offering Price” on page 30.

Company Response 5:

The Company respectfully informs the Staff that the Initial S-1 has been revised to include the requested information. Please see the outside cover page of the prospectus of the Amended S-1.

6.	It appears that you are offering for resale the Underwriter Resale Warrant from the first paragraph of the cover page. If so, please state a bona fide estimate of the offering price for the Underwriter Resale Warrant or explain the method by which the price is to be determined. We may have further comment when we review your response. We also note that this warrant offering is not listed under “The Offering,” at page 13. Please advise or revise.

Securities and Exchange Commission

Division of Corporate Finance

______________

Company Response 6:

The Company respectfully informs the Staff that the Initial S-1 has been revised to include the requested information. Please see the outside cover page and page 13 of the Amended S-1.

7.	We note the statement that you “will not receive any proceeds from the sale of the shares by the selling stockholder or the sale of the Underwriter Resale Warrant by the underwriter.” Please revise to also state, if true, that the company will not receive proceeds from the sale of the Underwriter Resale Warrant Shares.

Company Response 7:

The Company respectfully informs the Staff that the Initial S-1 has been revised to include the requested information. Please see page the outside cover page and pages 13, 29 and 80 of the Amended S-1.

8.	We note that both Freepoint Commerce Marketing LLC and Roth Capital Partners, LLC are offering shares for resale. However here and throughout you only refer to Freepoint Commerce Marketing LLC as the “selling stockholder.” Please revise here and throughout so that it is clear to investors that both entities are selling stockholders.

Company Response 8:

The Company respectfully informs the Staff that the Initial S-1 has been revised to include the requested information. Please see the outside cover page and page 80 of the Amended S-1.

9.	In this regard it appears from the offering price table that “Proceeds to the selling stockholder” may only be referring to proceeds to Freepoint Commerce Marketing LLC. Please revise so that proceeds to both Freepoint Commerce Marketing LLC and Roth Capital Partners, LLC are included in the table. In the alternative, take out of the proceeds table the selling shareholders and only illustrate the firm commitment proceeds to the company.

Securities and Exchange Commission

Division of Corporate Finance

______________

Company Response 9:

The Company respectfully informs the Staff that the Initial S-1 has been revised to delete the proceeds payable to the selling stockholders from the proceeds table. Please see the outside cover page of the Amended S-1.

10.	Also, we note on page 80 that “the selling stockholder and the underwriter and any brokers, dealers or agents, upon effecting the sale of any of the Resale Securities offered in this prospectus are ‘underwriters’ as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts.” Please clarify at page 80 that Roth Capital Partners is an underwriter for the shares Roth Capital Partners is offering for resale.

Company Response 10:

The Company respectfully informs the Staff that the Initial S-1 has been revised to include the requested information. Please see page 80 of the Amended S-1.

Summary, page 8

Overview, page 8

11.	Please disclose your revenues and net losses for your most recently completed fiscal year and interim stub. This will help to give investors a brief snapshot of your financial condition. Please also discuss your auditor’s going concern opinion. In addition, please state your monthly burn rate and the date you will run out of funds without addition of capital.

Company Response 11:

The Company respectfully informs the Staff that the Initial S-1 has been revised to disclose our revenues and net losses for our most recently completed fiscal year and interim stub, our monthly burn rate and the quarterly period we will run out of funds without additional capital. Please see page 8 of the Amended S-1.

With respect to the going concern opinion, the Company respectfully informs the Staff that although the Company’s prior auditor’s issued a going concern opinion on its financial statements prior to the reverse merger transaction, the Company’s current auditors, GHP Horwath, P.C., did not issue a going concern opinion on Enerpulse, Inc.’s (the operating company’s) historical financial statements, to which this disclosure relates.

Risk Factors, page 18

Risks Relating to Our Business, page 18

Securities and Exchange Commission

Division of Corporate Finance

______________

We have a History of losses and may continue to incur losses in the future, page 18

12.	Please revise to discuss your auditor’s going concern opinion.

Company Response 12:

The Company respectfully informs the Staff that although the Company’s prior auditor’s issued a going concern opinion on its financial statements prior to the reverse merger transaction, the Company’s current auditors, GHP Horwath, P.C., did not issue a going concern opinion on Enerpulse, Inc.’s (the operating company’s) historical financial statements, to which this disclosure relates.

There is not now, page 25

13.	Please tell us if you currently have a market maker.

Company Response 13:

The Company respectfully informs the Staff that the Initial S-1 has been revised to include the requested information. Please see page 25 of the Amended S-1.

Use of Proceeds, page 29

14.	We note in the last paragraph that you expect to use the offering proceeds “for working capital and general corporate purposes.” We regard this section as one of the most important in the prospectus because it tells investors what their money will be used for. Please either revise to present a quantified use of proceeds or to explain why you are unable to develop a plan to explain how the money will be used. Where a registrant has no current specific plan for the proceeds, or a significant portion thereof, the registrant should so state and discuss the principal reasons for the offering. Refer generally to Item 504 of Regulation S-K.

Company Response 14:

The Company respectfully informs the Staff that the Initial S-1 has been revised to include the requested information. Please see pages 13 and 29 of the Amended S-1.

Determination of Offering Price, page 30

Securities and Exchange Commission

Division of Corporate Finance

______________

15.	The last paragraph suggests that the Underwriter Resale Warrant may be sold at “prevailing market prices.” It seems this would require a public trading market. With a view to revised disclosure please tell us whether there a public market for this warrant.

Company Response 15:

The Company respectfully informs the Staff that the Initial S-1 has been revised to state that there is no public market for the Underwriter Warrants. Please see page 30 of the Amended S-1.

Principal Stockholders and Selling Stockholder, page 68

16.	Please revise to provide the disclosure required by Item 507 of Regulation S-K regarding the information for the Underwriter Resale Warrant or advise.

Company Response 16:

The Company respectfully informs the Staff that the Initial S-1 has been revised address this comment. Please see footnote (4) to the Beneficial Ownership table on page 69 and the revised disclosure on page 72 of the Amended S-1. As revised, we believe the Amended S-1 contains all of the information relating to the Underwriter Resale Warrant required by Item 507 of Regulation S-K.

Exhibits and Financial Statement Schedules, page 86

17.	Please file Exhibit 5.1, the Opinion of Greenberg Traurig, prior to effectiveness so that we have sufficient time to review the opinion.

Company Response 17:

The Company respectfully informs the Staff that the opinion of Greenberg Traurig will be filed with a future amendment to the Amended S-1 prior to effectiveness.

Exhibit Index

18.	We note in several places incorporation by reference to a current report on Form 8-K filed on September 4, 2013. It appears that this may be reference to a Form 8-K filed on September 10, 2013. Please revise accordingly or please advise.

Securities and Exchange Commission

Division of Corporate Finance

______________

Company Response 18:

The Company respectfully informs the Staff that the Initial S-1 has been revised to include the requested information. Please see pages 86-88 of the Amended S-1.

***

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated October 25, 2013. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark C. Lee

Mark C. Lee
Shareholder
Encl.

Securities and Exchange Commission

Division of Corporate Finance

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ACKNOWLEDGEMENT

In connection with Enerpulse Technologies, Inc.’s (the “Company”) letter dated November 13, 2013 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ENERPULSE TECHNOLOGIES, INC.

/s/ Joseph E. Gonnella

_____________________________

Joseph E. Gonnella, Chief Executive Officer